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Email Address: AHudders @GOLENBOCK.COM

May 12, 2025

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Life Sciences

Washington, DC 20549

Attention:         Mr. Tim Buchmiller

Re:	Portage Biotech Inc. Comment Letter dated May 8, 2025 Form F-3, Amendment No. 1 File No. 333-28696

Dear Mr. Buchmiller:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 8, 2025 (“Comment Letter”), commenting on the filing of Form F-3 (“Form F-3”) of Portage Biotech Inc. (the “Company”). I am responding on behalf of the Company, as its United States counsel, to the Comment Letter. The response format sets forth the Staff comment followed by the Company response thereto.

The Company has amended the Form F-3 to remove the registration of debt securities and correspondingly removed all reference to debt securities in the registration statement, legal opinion and fee table.

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Ms. Andrea Park,
Chief Financial Officer